UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 12, 2023

First Light Acquisition Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40789	86-2967193
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11110 Sunset Hills Road #2278 Reston, VA	20190
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (202) 503-9255

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	FLAGU	NYSE American LLC
Class A common stock, par value $0.0001 per share	FLAG	NYSE American LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FLAGW	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on January 9, 2023, First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among FLAG, FLAG Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of FLAG (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company” or “”Calidi”), First Light Acquisition Group, LLC, in the capacity as the representative of the stockholders of FLAG (the “Purchaser Representative”) and Allan Camaisa, in the capacity as the representative of the stockholders to the Company (the “Seller Representative”). In connection with the execution of the Merger Agreement, FLAG and Calidi entered into the Voting and Lock-Up Agreement (the “Voting and Lock-Up Agreement”) with certain holders of Calidi common stock (each, a “Significant Company Holder”).

On April 12, 2023, FLAG, Calidi and each Significant Company Holder amended the Voting and Lock-Up Agreement to change the date by which each Significant Company Holder is required execute and deliver an irrevocable written consent approving (i) the Merger Agreement, Transaction Agreements and the Transactions (including the Merger) and (ii) any other matters necessary or appropriate in order to effect the Merger and the other transactions contemplated by the Merger Agreement to fifteen (15) business days following the time the registration statement filed in connection with the transaction is declared effective.

The foregoing description of the amendment to the Voting and Lock-Up Agreement is not complete and is qualified in its entirety by reference to the Form of Amendment to the Voting and Lock-Up Agreement, the form of which is filed as exhibit 10.1 hereto.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, the PIPE Investment proposed to be consummated concurrently with the Business Combination, and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE Investment or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on Calidi’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023, and the risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG.

Additional Information and Where to Find It

On February 10, 2023, FLAG filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which included a preliminary proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction involving FLAG and Calidi. The definitive proxy statement and other relevant documents will be mailed to FLAG shareholders as of a record date to be established for voting on the Business Combination. FLAG securityholders and other interested persons are advised to read the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus in connection with FLAG’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons can obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190.

Participants in the Solicitation

FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Amendment No. 1, dated as of April 12, 2023, to the Voting Agreement, dated as of January 9, 2023, by and among First light Acquisition Group, Inc., Calidi Biotherapeutics, Inc. and certain equityholders of Calidi Biotherapeutics, Inc.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Light Acquisition Group, Inc.

Dated: April 13, 2023

	By:	/s/ Michael J. Alber
	Name:	Michael J. Alber
	Title:	Chief Financial Officer

Exhibit 10.1

Execution Version

AMENDMENT NO.1 TO LETTER AGREEMENT

This Amendment No. 1 to that certain letter (this “Amendment”) is made and entered into as of April 12, 2023 (the “Amendment Effective Date”) by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (“FLAG”), (ii) [•] (the “Holder”), and (iii) Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company”). FLAG, the Holder and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties entered into a Letter Agreement, dated as of January 9, 2023 (the “Letter Agreement”);

WHEREAS, pursuant to Section 7 of the Letter Agreement, the Letter Agreement may be amended by execution of a written instrument signed by FLAG, the Holder and the Company; and

WHEREAS, the Parties hereby desire to amend the Letter Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT

1.	Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Letter Agreement.

2.	Amendment to Letter Agreement. Section 1 of the Letter Agreement is hereby amended so that the reference to “two (2) Business Days” shall be replaced with “fifteen (15) Business Days”.

3.

Effect on the Letter Agreement. Except as specifically amended by this Amendment, the Letter Agreement shall remain in full force and effect, and the Letter Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Letter Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Letter Agreement, as the case may be, shall be deemed to refer to the Letter Agreement or such provision as amended by this Amendment, unless the context otherwise requires. References in the Letter Agreement and this Amendment to the “date hereof” or the “date of this Agreement” shall be deemed to refer to January 9, 2023.

4.	Miscellaneous. Sections 7, 8, 9, 10, 11, 12, 13, 15 and 16 of the Letter Agreement are incorporated herein by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first above written.

FLAG:

FIRST LIGHT ACQUISITION GROUP, INC.

By:
Name: Thomas A. Vecchiolla
Title: Chief Executive Officer

The Company:

CALIDI BIOTHERAPEUTICS, INC.

By:
Name: Allan Camaisa
Title: Chief Executive Officer

Holder:

By:
Name: [•]